Filed by North Fork Bancorporation, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
Subject Company: The Trust Company of New Jersey
Commission File No.: 333-113407

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the mergers between North Fork and each of GreenPoint Financial Corp. (“GreenPoint”) and The Trust Company of New Jersey (“Trustcompany”), including future financial and operating results, North Fork’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of North Fork’s, GreenPoint’s and Trustcompany’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the mergers on the proposed terms and schedule; the failure of North Fork and GreenPoint stockholders to approve the GreenPoint merger; the failure of Trustcompany stockholders to approve the Trustcompany merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the mergers may not be fully realized or may take longer to realize than expected; disruption from the mergers making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause North Fork’s or GreenPoint’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Forms 10-K of North Fork and GreenPoint, and in the Quarterly Reports on Form 10-Q of North Fork and GreenPoint filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s internet site (http://www.sec.gov). Additional factors that could cause Trustcompany’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q of Trustcompany filed with the Federal Deposit Insurance Corporation. The forward-looking statements in this filing speak only as of the date of the filing, and neither North Fork, GreenPoint nor Trustcompany assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

On April 2, 2004, North Fork filed a registration statement with the SEC containing North Fork’s and GreenPoint’s preliminary joint proxy statement/prospectus regarding the proposed merger with GreenPoint. On April 15, 2004 North Fork filed a definitive proxy statement/prospectus with the SEC regarding the proposed merger with Trustcompany. Stockholders are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on April 2, 2004 regarding the proposed merger with GreenPoint, the definitive joint proxy statement/prospectus regarding the proposed merger with GreenPoint when it becomes available and the definitive proxy statement/prospectus filed with the SEC on April 15, 2004 regarding the proposed merger with Trustcompany because they contain, or will contain, important information. Stockholders will be able to obtain a free copy of these documents, as well as other filings containing information about North Fork, GreenPoint and Trustcompany, without charge, at the SEC’s internet site (http://www.sec.gov). Copies of these documents can also be obtained without charge, by directing a request to North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, NY 11747; Attention: Aurelie Campbell, 631-844-1252.

The directors and executive officers of North Fork and other persons may be deemed to be participants in North Fork’s solicitation of proxies in respect of the proposed merger between North Fork and GreenPoint. Information regarding North Fork’s directors and executive officers is available in the proxy statement filed with the SEC by North Fork on March 19, 2004. Other information regarding the participants in North Fork’s proxy solicitation in respect of the proposed merger between North Fork and GreenPoint and a description of any direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC on April 2, 2004 regarding the proposed merger with GreenPoint.

North Fork Bancorporation, Inc. John Adam Kanas Chairman, President & CEO 2003 Annual Meeting of Stockholders April 27, 2004

2003 A Year Of... Impressive Organic Transformational Growth Acquisitions

2003 Highlights •Commercial loan growth of 25%, while loans overall increased 9% •Demand deposit growth of 19%, while core deposits increased 21% •Maintained superior asset quality •Increased our quarterly dividend 11% to $0.30 per share •Refined products and services through the marriage of personal service and technology •Opened 9 new branches including 4 in Manhattan and our first branch in New Jersey •Announced the pending acquisitions of The Trust Company of New Jersey and GreenPoint Financial

S&P 500 Performance

	'Q4 2003			
	ROA	ROE	NIM	Efficiency
S&P 500 Banks*	1.50%	17.47%	3.54%	57.76%
NFB	1.98%	27.32%	4.39%	34.43%
NFB RANK	4	1	4	2

** Source: Average for S&P 500 banks and rankings provided by SNL DataSource*

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Balance Sheet

North Fork

$ in millions	March 2004	March 2003	Change
Loans	$12,659	$11,435	11%
Securities	7,876	9,769	-19%
Total Assets	21,974	22,400	-2%
Demand Deposits	4,234	3,360	26%
Total Deposits	15,943	13,372	19%
Borrowings	2,955	6,077	-51%
Capital Secs & Sub Debt	762	776	-2%
Stockholders' Equity	1,584	1,532	3%
Tier 1 Risk Adj	10.61%	10.94%	
Total Risk Adj	15.43%	16.04%	
Leverage Ratio	6.66%	6.22%	

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Financial Performance March Quarter 20042003Change EPS Diluted$0.68$0.671.5% Dividends$0.30$0.2711.1% Dividend Payout Ratio44%40% Net Income (000)$102,519$103,539-1.0% Net Interest Margin4.33%4.36% Return on Assets1.96%1.94% Return on Equity26.58%27.22% Core Efficiency35.41%32.60%

Impressive Organic Growth

Total Deposit Growth Billions $20.015% 17% $15.1 23% $15.0$13.2 40% 2%$11.3 $9.2 $10.0 $6.4$6.5 $5.0 $0.0 ‘98’99’00’01’02’03

Demand Deposit Growth 19% Billions $4.526%$4.1 $4.0 $3.4 $3.533% $3.034%$2.7 19% $2.5 $2.0 $2.0 $1.5 $1.3 $1.5 $1.0 $0.5 $0.0 ‘98’99’00’01’02’03

Commercial Deposit Growth Billions22% $5.5$5.2 48% $5.0 $4.3 $4.5 $4.048% $3.5 42%$2.9 $3.0 20% $2.5$2.0 $2.0 $1.4 $1.5$1.2 $1.0 $0.5 $0.0 ‘98’99’00’01’02’03

Loan Growth Billions9% $15.09% 11%$12.4 42%$11.4 $12.0$10.4 $9.4 16% $9.0 $6.6 $5.7 $6.0 $3.0 $0.0 ‘98’99’00’01’02’03 NCO’s0.32% 0.14% 0.12% 0.10% 0.12% 0.15%

Multifamily Loans Billions $5.00% 7% 3% 94% $3.6 $3.6 $4.0 $3.3 $3.4 3% $3.0 $1.7$1.7 $2.0 $1.0 $0.0 ‘98’99’00’01’02’03 NCO’s0.01% 0.00%0.00% 0.00% 0.00% 0.00%

Residential Loans Billions $4.0 0% -5%-4% $3.523% $3.012% $2.6$2.6 $2.5 $2.4 $2.5$2.1 $1.9 $2.0 $1.5 $1.0 $0.5 $0.0 ‘98’99’00’01’02’03 NCO’s0.34% 0.04% 0.02% 0.01% 0.02% 0.00%

Consumber Loans Billions $1.55% 19% 13% $1.1 5%$1.0 $0.9 $1.054% $0.8 $0.7 $0.5 $0.5 $0.0 ‘98’99’00’01’02’03 NCO’s0.86% 0.88% 1.00% 0.84% 0.82% 0.82%

Commercial Real Estate Billions28% $3.5 $3.1 22% $3.0 21% $2.4 $2.5 22% 15%$2.0 $2.0 $1.6 $1.5$1.2$1.3 $1.0 $0.5 $0.0 ‘98’99’00’01’02’03 NCO’s0.50% 0.03% 0.01% 0.02% 0.04% -0.01%

Commercial & Industrial Loans Billions $2.521% 19%$2.1 $2.044%$1.8 $1.5 $1.548% 34%$1.0 $1.0 $0.7 $0.5 $0.5 $0.0 ‘98’99’00’01’02’03 NCO’s0.27% 0.18% 0.23% 0.16% 0.21% 0.46%

Reserve Coverage


Millions
$140
$120
$100
$80
$60
$40
$20
$0

	'98	'99	'00	'01	'02	'03
NPAs	$18.5	$15.4	$15.4	$15.0	$12.5	$13.7
Reserves	$71.8	$68.6	$89.7	$103.8	$115.8	$122.7

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Re-Balanced Loan Portfolio Impact of NYC 20031998 ConsC&I Cons C&I9%9% 9% 17% CRE Res 19% 20% Res 33% CRE 25% MultiMulti 29%30% $ in Billions$12.3$5.7

9 New Branches

Map

Why Trustcompany? •4th largest commercial bank headquartered in New Jersey •Over $4 billion in assets with $2 billion in loans •93 branches in prime Northern New Jersey counties with $3.4 billion in deposits •Valuable franchise in one of the most affluent and densely populated markets in the United States

Map

Why GreenPoint? •$23 billion in assets, $13 billion in deposits and 90 branches in prime New York metropolitan locations •Provides new markets for commercial growth using the NFB business model •Provides a proven retail banking model and valuable brand for continued retail deposit growth •In-market transaction with relatively simple integration and immediate cost savings •Strong management which has been retained •Excellent asset quality and interest rate risk profile •Asset generation and fee income from a recognized national mortgage banking company

EPS Accretion — 2005 GAAP EPSCASH EPS 19% 17% $3.52$3.58 $3.00$3.02 NFB*Proforma**NFB*Proforma** *NFB reflects the average IBES estimates prior to announcement of the TCNJ acquisition **Proforma reflects managements estimates after the impact of the acquisitions of TCNJ and GPT

Book Value Per Share Stated Book ValueTangible Book Value 22% 186% $27.67$8.44 $6.92 $9.69 ActualProformaActualProforma * Actual and Proforma for the acquisitions as of 12/31/03

Revenue Diversification Mortgage North Fork (1)Pro FormaBanking Contribution is Less than 20% 15% 32% 85% 68% $1.1 billion $2.4 billion Fee IncomeNet Interest Income (1) Pro Forma for the acquisition of TCNJ

Pro Forma Balance Sheet ($ in millions except per share amounts) Pro Forma Tangible Assets $ 47,747 Core Deposit Intangible 174 Goodwill 6,038 Total Assets $53,959 Deposits $31,050 Borrowings 13,080 Other Liabilities 889 Total Equity 8,940 Total Liabilities and Equity $8,940 Shares outstanding 323,069 •A Strong, Flexible Balance Sheet in one of the best markets in the world •With a market capitalization of over $11 billion, pro forma NFB ranks 17th in the nation •Creates a highly valuable franchise in the New York Metropolitan area which is impossible to duplicate •Currently the combined institution is slightly asset sensitive and positioned for a rising interest rate environment Includes the pending acquisitions of Trust Company of New Jersey and GreenPoint

GreenPoint Loans GreenPoint MortgageGreenPoint Bank •Top 5 Wholesale Lender and •Traditional No-Doc Mortgages Top 10 Originator •Product Innovator in Alt-A •High quality Jumbo Arms Arm Products •50 — 75 basis point yield •Specialize in Fixed and pickup over comparable Variable Alt-A and Jumbo Agency mortgages Mortgages •Originated $38.9 billion in •Pristine asset quality 2003 with only $5.4 billion in demonstrated by a historical lower margin Agency net charge off rate of 4 basis productionpoints •Low cost, highly efficient operator with 40% of costs driven by volume 8% of Production Retained by Bank

One Bank — Two Brands

Market Leadership Ranking 25.0 Expanded 1 20.11 Market Share 20.0 2 16.4 16.9 14.7 15.0 5 10.7 5 10.0 7.8 6.8 7.085 Market Share % 6.4 12 5.0 4.39 3.7 2.72.2 2.2 1.71.70.9 0.0 0.0 Suffolk, NY Nassau, NY Queens, NYKings, NYBronx, NY Westchester, New York, NY Richmond, NY Rockland, NY NY Stand AlonePro Forma Source: SNL DataSource. Deposit data as of June 30, 2003. Includes pending ownership. Excludes HQ branches (representing large corporate deposits) for Citigroup, J.P. Morgan Chase, HSBC, Bank of New York, Deutsche Bank and Bank of America/Fleet

Top 30 Market Capitalization As of 4/21/04 Market Cap. Rank Bank ($ billions) 1 Citigroup$ 254.1 2 Bank of America 164.4 3 Wells Fargo 95.5 4 J.P. Morgan Chase 78.4 5 Wachovia 59.4 6 Bank One 55.6 7 U.S. Bancorp 49.2 8 Fifth Third Bancorp 30.8 9 Bank of New York 23.1 10 National City Corp 20.9 11 SunTrust Banks 19.3 12 BB&T 18.4 17th 13 State Street 16.1 14 PNC 14.4 15 Mellon Financial 12.9 16 KeyCorp 12.2 17 PRO FORMA NFB$ 11.3 18 SouthTrust 10.2 19 M&T 9.9 20 Northern Trust 9.7 21 Comerica 8.9 22 Marshall & Ilsley 8.2 23 AmSouth 7.8 24 Charter One 7.7 25 Regions Financial 7.7 26 UnionBanCal 7.7 27 Synovus Financial 7.2

Historical Total Return 29% $1,000 Invested in NFB $12,328 17% 21% 24% $1,793$1,967 $1,238 1 Year3 Year5 Year10 Year For periods ending 12/31/03 with reinvestment of dividends

Timing GPT TCNJ GPT Shareholder Shareholder Shareholder MeetingMeeting/VoteVote MarAprMayJunJulAugSep NFB Close & NFB Close Shareholder Convert Shareholder GPT MeetingTCNJVote

Our Plans •Carefully integrate these acquisitions making sure to preserve the best of all worlds •Build the management team taking advantage of competitor disruption •Emphasize our brand recognition through additional venues •Further develop our technological advantage •Keep our eye on the ball and not get too impressed with ourselves

North Fork Bancorporation This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the mergers between North Fork and each of GreenPoint Financial Corp. (“GreenPoint”) and The Trust Company of New Jersey (“Trustcompany”), including future financial and operating results, North Fork’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of North Fork’s, GreenPoint’s and Trustcompany’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the mergers on the proposed terms and schedule; the failure of North Fork and GreenPoint stockholders to approve the GreenPoint merger; the failure of Trustcompany stockholders to approve the Trustcompany merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the mergers may not be fully realized or may take longer to realize than expected; disruption from the mergers making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause North Fork’s or GreenPoint’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Forms 10-K of North Fork and GreenPoint, and in the Quarterly Reports on Form 10-Q of North Fork and GreenPoint filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s internet site (http://www.sec.gov). Additional factors that could cause Trustcompany’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q of Trustcompany filed with the Federal Deposit Insurance Corporation. The forward-looking statements in this document speak only as of the date of the document, and neither North Fork, GreenPoint nor Trustcompany assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements. On April 2, 2004, North Fork filed a registration statement with the SEC containing North Fork’s and GreenPoint’s preliminary joint proxy statement/prospectus regarding the proposed merger with GreenPoint. On April 15, 2004 North Fork filed a definitive proxy statement/prospectus with the SEC regarding the proposed merger with Trustcompany. Stockholders are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on April 2, 2004 regarding the proposed merger with GreenPoint, the definitive joint proxy statement/prospectus regarding the proposed merger with GreenPoint when it becomes available and the definitive proxy statement/prospectus filed with the SEC on April 15, 2004 regarding the proposed merger with Trustcompany because they contain, or will contain, important information. Stockholders will be able to obtain a free copy of these documents, as well as other filings containing information about North Fork, GreenPoint and Trustcompany, without charge, at the SEC’s internet site (http://www.sec.gov). Copies of these documents can also be obtained w ithout charge, by directing a request to North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, NY 11747; Attention: Aurelie Campbell, 631-844-1252. The directors and executive officers of North Fork and other persons may be deemed to be participants in North Fork’s solicitation of proxies in respect of the proposed merger between North Fork and GreenPoint. Information regarding North Fork’s directors and executive officers is available in the proxy statement filed with the SEC by North Fork on March 19, 2004. Other information regarding the participants in North Fork’s proxy solicitation in respect of the proposed merger between North Fork and GreenPoint and a description of any direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC on April 2, 2004 regarding the proposed merger with GreenPoint.